Exhibit 12.1

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
(in thousands, except for ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(1,740,374)	(2,435,746)	(155,300)	1,053,527	(1,314,141)
Amortization of capitalized interest	2,225	944	603	226	—
Fixed charges	1,875,781	1,874,945	1,598,703	1,001,260	864,159
Capitalized interest	(10,452)	(10,813)	(7,204)	(5,225)	(2,534)
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	(342)	(886)	(3,883)	1,340	(2,473)

Total Earnings	126,838	(571,556)	1,432,919	2,051,128	(454,989)
Fixed Charges:
Interest expense	1,839,518	1,836,065	1,563,223	971,023	844,316
Interest component of rental expense**	25,811	28,067	28,276	25,012	17,309
Capitalized interest	10,452	10,813	7,204	5,225	2,534

Total Fixed Charges	1,875,781	1,874,945	1,598,703	1,001,260	864,159

Ratio of Earnings to Fixed Charges	*	*	*	2.05	*

*	For the years ended December 31, 2017, 2016, 2015 and 2013, our earnings were insufficient to cover fixed charges and the deficiency of earnings were $1,749 million, $2,447 million, $166 million and $1,319 million, respectively.
**	The interest component of rental expense is estimated to be one-third of our total rental expense.